UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number:    000-17791

TWIN MINING CORPORATION

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On October 6, 2006, Twin Mining Corporation issued a press release “Twin Mining Completes Second Tranche of Private Placement Financing” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TWIN MINING CORPORATION

By: /s/ Domenico Bertucci

Name: Domenico Bertucci

Title:   Chief Financial Officer

Date:  October 6, 2006.

NOT FOR DISSEMINATION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

October 6, 2006

Twin Mining Completes Second Tranche of Private Placement Financing

Toronto, Ontario - Twin Mining Corporation (TSX: TWG) announced that it has completed a further tranche of its previously announced (September 13, 2006) private placement offering of common shares at $0.115 per share. Twin Mining issued 1,304,348 shares on the second tranche for gross proceeds of $150,000, bringing the total gross proceeds received on the placement to $4,441,000. Twin Mining will use the net proceeds from the offering to advance its Atlanta Gold project located in Idaho, U.S.A. and for working capital purposes.

Fort House Inc. acted as Twin Mining’s sole agent on the offering and received a cash commission equal to 5% of gross proceeds and compensation options equal to 4% of the number of shares sold, with each option entitling the holder to purchase one common share at $0.13 per share for a period of 12 months.

For further information contact:

Bill Baird

Interim CEO

Twin Mining Corporation

Tel.: 416-777-0013

Fax: 416-777-0014